Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(in millions, except ratios)

	Year Ended December 31,
	2013	2014	2015	2016	2017
Earnings available for fixed charges, as defined:
Net income	$163	$204	$217	$255	$271
Tax expense based on income	110	143	127	158	166
Fixed charges (a)	132	124	136	143	147
Earnings available for fixed charges, as defined	$405	$471	$480	$556	$584
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$117	$111	$122	$129	$134
Amortization of net debt premium, discount, and expenses	15	13	14	14	13
Total fixed charges, as defined	$132	$124	$136	$143	$147
Ratio of earnings to fixed charges	3.1	3.8	3.5	3.9	4.0
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3	$3	$3	$3	$3
Adjustment to pretax basis	2	2	2	2	2
	$5	$5	$5	$5	$5

Combined fixed charges and preferred stock dividend requirements	$137	$129	$141	$148	$152
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.0	3.7	3.4	3.8	3.8

(a)	Includes net interest related to uncertain tax positions.